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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC FILE NUMBER
8-53593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Morningstar Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 West Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASHINGTON, D.C. 179

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

MORNINGSTAR

Morningstar Investment Services, Inc.
225 West Wacker Drive
Chicago, IL 60606
Telephone: (312) 696-6168
scott.schilling@morningstar.com

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D. Scott Schilling
Signature

Chief Compliance Officer and FINOP
Title

Mary Ann Shankman
Notary Public

OFFICIAL SEAL
MARY ANN SHANKMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/15/08

MORNINGSTAR INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Morningstar Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 995,599
RECEIVABLES FROM NON-CUSTOMERS	708,957
SECURITIES OWNED	663,573
DUE FROM PARENT	5,671,800
DEFERRED TAX ASSET	581,925
CAPITALIZED SOFTWARE AND COMPUTER EQUIPMENT— Net of accumulated depreciation of $280,540	39,690
OTHER ASSETS	54,018
TOTAL ASSETS	$ 8,715,562

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 791,116
SHAREHOLDER'S EQUITY:	
Common stock—$.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	17,715,875
Accumulated deficit	(9,791,430)
Total shareholder's equity	7,924,446
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 8,715,562

See notes to statement of financial condition.

1. GENERAL

Basis of Presentation—The accompanying statement of financial condition includes the accounts of Morningstar Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Morningstar, Inc. (the "Parent").

Nature of Operations—The Company, a Delaware corporation, is a registered securities broker/dealer which provides discretionary portfolio-management services for financial advisors and intermediaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition—Advisory fees and shareholder servicing fees from assets under management are recognized ratably over the period the assets are under management. Realized and unrealized gains and losses on securities are included in other revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

Receivables from Non-Customers—Receivables from non-customers represent advisory fees collected from third-party service providers on our behalf and are recorded at their net realizable value.

Securities Owned—Securities owned represent shares owned in various mutual funds and exchange traded funds. Securities owned are classified as trading securities and carried at current market value based on current market quotes, which approximate fair value. At December 31, 2004, the cost of mutual funds and exchange traded funds owned was approximately $612,000.

Due from Parent—Due from parent represents amounts due from Morningstar, Inc. for the use of deferred tax assets, primarily net operating loss carryforwards, generated by the Company.

Capitalized Software and Computer Equipment—Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method, based upon the useful life of the equipment, generally three years. At December 31, 2004, the net book value of $36,615 of computer equipment consisted of cost of $125,763 and accumulated depreciation of $89,148.

The Company also capitalizes certain software development costs in accordance with Emerging Issues Task Force Issue No. 00-2, *Accounting for Web Site Development Costs,* and AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Depreciation of capitalized amounts is computed using the straight-line method over the remaining useful life of the product, generally seven years. The net book value of capitalized software at December 31, 2004 was $3,075, consisting of cost of $194,467 and accumulated depreciation of $191,392.

Stock-based Compensation—Prior to 2004, the Company measured compensation expense related to stock option grants under the intrinsic value method using variable plan accounting in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). On January 1, 2004, the Company retroactively adopted Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), to record compensation expense related to stock option grants.

Deferred Income Taxes—The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

New Accounting Pronouncements—In October 2004, the Financial Accounting Standards Board ("FASB") concluded that SFAS No. 123 (Revised 2004), *Share-Based Payment*, which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for public companies (except small business issuers as defined in SEC Regulation S-B) for interim or annual periods beginning June 15, 2005. Management is in the process of reviewing the provisions of SFAS No. 123 (Revised 2004) as it impacts our existing practice in which we recognize stock-based compensation expense.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At December 31, 2004, the Company had net capital, as defined, of $790,853, which was $690,853 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital, as defined, was 1 to 1.

4. DEFINED CONTRIBUTION PROFIT-SHARING PLAN

Substantially all employees of the Company participate in the defined contribution cash or deferred arrangement 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. The Company contributes an amount equal to the employees' contributions up to 7% of the employees' salaries.

5. RELATED-PARTY TRANSACTIONS

In September 2001, the Company and Morningstar, Inc. entered into an intercompany agreement whereby the Company engages Morningstar, Inc. to provide capital and services. The intercompany agreement provides that all payments paid by Morningstar, Inc. on behalf of the Company are treated as capital contributions.

In 2004, the Company recorded capital contributions of $3,403,873 consisting of the following:

General and administrative expenses which represent an allocation of Morningstar, Inc. corporate compensation and other overhead costs	$ 1,065,889
Other operating expenses paid by Morningstar, Inc. on behalf of the Company	837,984
Other funding provided by Morningstar, Inc. to the Company	1,500,000
Total capital contributions	$ 3,403,873

In January 2003, the Company and Morningstar, Inc. entered into a Tax Sharing Agreement that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. At December 31, 2004, the Company has a receivable from Morningstar, Inc. in the amount of $5,671,800 related to the Tax Sharing Agreement for tax losses of the Company utilized or expected to be utilized by Morningstar, Inc.

In accordance with the Tax Sharing Agreement, Morningstar, Inc. will reimburse the Company approximately $3,500,000 in the first quarter of 2005 for tax benefits utilized by Morningstar, Inc. in 2004 and is expected to reimburse the Company approximately $2,200,000 in future periods as these tax benefits are utilized by Morningstar, Inc.

6. INCOME TAXES

The Company's income and expense are included in the consolidated federal income tax return of Morningstar, Inc. The Company's provision for federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions which do not otherwise require inclusion in a consolidated return.

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2004 were as follows:

Deferred state taxes	$ (37,409)
Capitalized software and computer equipment	25,204
Stock-based compensation	631,712
Other	(37,582)
Total net deferred income tax asset	$ 581,925

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income stemming from ordinary operations. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset.

7. STOCK-BASED COMPENSATION

Certain employees of the Company have been granted options to purchase Morningstar, Inc. common stock under various Morningstar, Inc. stock option plans. Generally, employees are eligible for participation on the first day of employment, and options expire ten years after the date of grant and vest ratably over a four-year period. On January 1, 2004, the Company retroactively adopted SFAS No. 123, *Accounting for Stock-Based Compensation*, to record compensation expense related to stock option grants, which resulted in an increase in total shareholder's equity of $396,088 as of January 1, 2004. Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123 related to options granted to the Company's employees. Consistent with the terms of the intercompany agreement, settlement of the Company's liability related to the stock-based compensation expense is considered a capital contribution by Morningstar, Inc. to the Company, consistent with other such expenses.

In accordance with SFAS No. 123, Morningstar, Inc. uses two accounting methods to record stock-based compensation:

For options granted under plans that may require Morningstar Inc. to settle the options in cash, Morningstar, Inc. uses the liability method. Substantially all of the options outstanding under these plans are fully vested. Under this method, Morningstar, Inc. records a liability for vested options equal to the difference between the option exercise price and the estimated fair market value of the shares of common stock underlying the option. Morningstar, Inc. calculates the expense for these options based on changes in estimated fair market value of Morningstar, Inc.'s stock, and records this change by adjusting the amount of the liability at the end of each reporting period.

For options outstanding under plans that do not require Morningstar, Inc. to settle the options in cash, Morningstar, Inc. uses the equity method. The expense under this method is calculated using the Black-Scholes value of the option at the time of grant. The expense is recorded as the options vest, typically in equal amounts over four years.

The fair value of each option granted in 2004 is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.24%; expected life of seven years; expected volatility of 50%; expected exercise price of $19.67; no dividend yield; and a fair value per share of $17.50 for Morningstar, Inc. common stock. The initial exercise price of $14.70 related to the options granted in 2004 will increase over the term of the options at a rate equal to the 10-year Treasury yield rate as of the date of grant; the expected exercise price included in the option pricing model was calculated using the estimated life of seven years and a 10-year Treasury yield rate of 4.25%. The weighted average fair value of the options granted in 2004, calculated using a Black-Scholes option-pricing model, is $9.39.

For all options accounted for under the liability method, the liability for such options was recorded by Morningstar, Inc. using a fair value per share of common stock of $17.50 as of December 31, 2004.

A summary of Morningstar Inc. shares under option held by the Company's employees as of December 31, 2004 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Options outstanding—January 1, 2004	287,664	$ 12.59
Granted	77,625	14.70
Canceled	(2,150)	12.62
Options outstanding—December 31, 2004	363,139	$ 13.04
Options exercisable	189,388	$ 13.02

Additional information for options outstanding and options exercisable at December 31, 2004 is as follows:

Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$2.00—$8.57	48,908	7.37	$ 7.50	17,604	$ 5.61
$10.95—$14.70	314,231	7.70	13.90	171,784	13.78
$2.00—$14.70	363,139	7.66	$ 13.04	189,388	$ 13.02

The stock-based compensation expense recorded in 2004 by the Company for options granted to employees under the various Morningstar, Inc. option plans was $141,989 for options accounted for under the liability method and $442,482 for options accounted for under the equity method.

8. CONTINGENCY

In December 2004, Morningstar Associates, LLC, a wholly owned subsidiary of Morningstar, Inc., and an affiliate of Morningstar Investment Services, Inc., received a request in the form of a subpoena from the New York Attorney General's office, seeking information and documents from Morningstar Associates, LLC related to an investigation the New York Attorney General's office is conducting. While the subpoena is very broad, it specifically asks for information and documents about the investment consulting services Morningstar Associates, LLC offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. Shortly after the New York Attorney General's office issued the subpoena, the Securities and Exchange Commission notified Morningstar Associates, LLC and Morningstar Investment Services, Inc. that it had begun examinations of both entities. In February 2005, the Securities and Exchange Commission issued a request for the voluntary production of documents to Morningstar Associates, LLC. The request is similar in scope to the New York Attorney General's office's subpoena. The New York Attorney General's office and the Securities and Exchange Commission have recently indicated that they may also ask for information and documents from Morningstar Investment Services, Inc. in connection with their investigation and examinations. Morningstar Investment Services, Inc. cannot predict the scope, timing, or outcome of

the investigation or examinations, which may include the institution of administrative, civil injunctive, or criminal proceedings, the imposition of fines and penalties, and other remedies and sanctions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Morningstar Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statement of Morningstar Investment Services, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2005

Morningstar Investment Services, Inc.
(SEC I.D. No. 8-53593)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

*Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT*